30 S. MERIDIAN STREET SUITE 1100 INDIANAPOLIS, IN 46204 317-577-5600 FAX 317-577-5605 www.kiterealty.com

August 7, 2006

Mr. Daniel L. Gordon Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Kite Realty Group Trust
Form 10-K for the year ended December 31, 2005
File No. 001-32268

Dear Mr. Gordon:

This letter responds to the comments raised in your letter dated July 24, 2006. For your convenience, the comments are included in this letter and are followed by the applicable response.

Form 10-K for the Fiscal Year Ended December 31, 2005 Management’s Discussion and Analysis Funds From Operation, page 49

1.

Please tell us and disclose in future filings the difference between FFO of the Kite Portfolio and FFO allocable to the Company. Also, tell us how you derived the limited partner interests that are deducted to arrive at FFO from Operations allocable to the Company.

     Funds From Operations (“FFO”) is a non-GAAP measure used in the real estate industry to evaluate the operating performance of real estate assets. FFO of the Kite Portfolio reflects as defined by the National Association of Real Estate Investment Trusts (NAREIT) the operating performance of all of the real estate properties in which Kite Realty Group owns an interest. Consistent with industry practice, we allocate FFO to the owners of the real estate properties (the Company and its limited partners) based on their respective ownership interests. The limited partners’ interest that is deducted to arrive at FFO allocable to the Company represents the diluted weighted average limited partners’ interest in the Operating Partnership for the reported period. The resulting FFO allocable to the

Company represents the portion of FFO that is allocable to the Company’s shareholders. The chart below presents the calculation of FFO allocable to the Company for the year ended December 31, 2005:

	Common Shares and Units

	Amount	%	FFO

FFO for the Kite Portfolio			$34,021,691
Diluted weighted average common shares and units of the Operating Partnership outstanding	30,016,255
Diluted weighted average units of the Operating Partnership outstanding	8,496,194	28.31%	(9,629,945)

FFO allocable to the Company			$24,391,746

     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2006, we will include an explanatory note to the FFO table that explains the basis for each of the FFO amounts. The footnote language we will add in future filings will read as substantially as follows:

     (1)     “Funds From Operations of the Kite Portfolio” represents 100% of the operating performance of the Operating Partnership’s real estate properties and construction and service subsidiaries in which the Company owns an interest. “Funds From Operations allocable to the Company” reflects a reduction for the limited partners’ diluted weighted average interests in the Operating Partnership.

Financial Statements

Consolidated Statement of Income and Comprehensive Income, page F-4

2.

Please tell us why you have shown the Limited Partners’ interest in the operating partnership below income from discontinued operations when a portion of the limited partners’ interest is from continuing operations. This portion of the limited partners’ interest should be shown as part of income from continuing operations. For reference see Rule 5-03 of Regulation S-X.

     In prior filings, our presentation reflected the fact that the Limited Partners have an interest in the entire entity, including the discontinued operations. However, in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2006, and in accordance with Rule 5-03 of Regulation S-X, we will reflect the limited partners’ interest in the continuing operations of the Operating Partnership above the income statement caption, “Income From Continuing Operations”. We will present discontinued operations below “Income From Continuing Operations” net of the limited partners’ interest in those discontinued operations with adequate footnote disclosure. This presentation will be made, as applicable, to all periods presented.

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/577-5609.

Sincerely,

Daniel R. Sink
Senior Vice President and Chief Financial Officer